

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Bruce Rodgers
Chief Executive Officer
LMF Acquisition Opportunities Inc
1200 W. Platt St., Suite 100
Tampa, Florida 33606

      Re: LMF Acquisition Opportunities Inc
          Draft Registration Statement on Form S-1
          Submitted December 1, 2020
          CIK No. 0001831868

Dear Mr. Rodgers:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed on December 1, 2020

Description of Securities
Exclusive forum for certain lawsuits, page 114

1.   We note your disclosure that your certificate of incorporation will contain an exclusive forum provision. Please include a discussion of this provision in Risk Factors, including a statement as to whether it applies to the federal securities laws. Your disclosure should clearly describe any risks or other impacts on investors, and should address any uncertainty about enforceability.

Financial Statements
Note 8 Subsequent Events, page F-14

2.   Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A.

    You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing